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                                                                      Exhibit 99

                                                                         2002-11
                    NEWS RELEASE

[Hecla Logo}



                   NOTICE OF HECLA ANNUAL MEETING ADJOURNMENT

                              FOR IMMEDIATE RELEASE
                                  May 30, 2002


     COEUR D'ALENE, IDAHO - Hecla Mining Company (HL & HL-PrB:NYSE) today further adjourned a portion of the annual meeting of shareholders until July 18, 2002, for the purposes of obtaining the votes, either for or against, of a majority of the outstanding shares on three non-routine items on the proxy card. The main annual meeting was held May 10, 2002, with a presentation to shareholders and all routine items were approved. The adjourned portion of the meeting will be held at Hecla's corporate headquarters at 10:00 a.m., Thursday, July 18, 2002.

     The polls will remain open for the purposes of obtaining more shareholder votes on an amendment to the existing 1995 Stock Incentive Plan, an amendment to the Corporation's existing Stock Plan for Nonemployee Directors and an adoption of a Key Employee Deferred Compensation Plan. Shares voted for these plans are approximately 75% in favor of the plans; however, not enough votes have been received to meet the NYSE requirement that a majority of outstanding common shares be voted on these proposals. Brokers cannot vote the shares on a non-routine issue, so shareholders holding shares through a brokerage firm must vote their shares for the purposes of receiving sufficient votes to decide on the issues. Shareholders will be receiving a proxy card by mail and have the right to vote their shares by mail, phone or Internet. Shareholders who have already voted on these issues may let their prior vote stand, or can revoke their existing proxy by returning a vote bearing a later date. A representative of the company may be contacting shareholders to ask them to vote their proxies so sufficient votes can be cast on these matters.

     Hecla Mining Company, headquartered in Coeur d'Alene, Idaho, mines and processes silver and gold in the United States, Venezuela and Mexico. A 111-year-old company, Hecla has long been well known in the mining world and financial markets as a primary silver producer. Hecla's common and preferred shares are traded on the New York Stock Exchange under the symbols HL and HL-PrB.


  Contact:  Vicki J. Veltkamp, vice president - investor and public relations,
                                  208/769-4144
     Hecla's Home Page can be accessed on the Internet at: http://www.hecla-
                                   mining.com


     6500 Mineral Drive  Coeur d'Alene, Idaho 83815-8788  208/769-4100  FAX
                                  208/769-7612